Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
We consent to the reference of our firm under the caption “Experts” in the Registration Statement (Form S-4) and related Prospectus of Mobile Mini, Inc. for the registration of $150,000,000 of 6 7/8% Senior Notes due 2015 and to the incorporation by reference therein of our reports dated February 28, 2007, with respect to the consolidated financial statements and schedule of Mobile Mini, Inc., Mobile Mini, Inc. management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Mobile Mini, Inc. included in its Annual Report (Form 10-K) for the year ended December 31, 2006, filed with the Securities and Exchange Commission
/s/ Ernst & Young LLP
Phoenix, Arizona
June 21, 2007